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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ________________________________

                                    FORM T-3

                 APPLICATION FOR QUALIFICATION OF CVR AGREEMENT
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        ________________________________


                       ATKINS NUTRITIONALS HOLDINGS, INC.
                               (Name of Applicant)

                                 105 Maxess Road
                                    Ste. N109
                               Melville, NY 11747
                    (Address of Principal Executive Offices)

        SECURITIES TO BE ISSUED UNDER THE CVR AGREEMENT TO BE QUALIFIED:

        Title of Class                            Amount
        --------------                            ------

      New CVR Interests             Contingent and cannot be determined until
                                    occurrence, if ever, of triggering event

                        ________________________________

Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein).
                        ________________________________


                              Joseph Conklin, Esq.
                     Senior Vice President & General Counsel
                        Atkins Nutritionals Holdings, Inc
                                 105 Maxess Road
                                    Ste. N109
                               Melville, NY 11747
                     (Name and Address of Agent for Service)


                                 With copies to:

                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153

--------------------------------------------------------------------------------

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

           (a) The Applicant, Atkins Nutritionals Holdings, Inc., is a corporation.

           (b) The Applicant is a Delaware corporation.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

           The Applicant intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement, as it may be amended from time to time (the "Disclosure Statement"), and an accompanying Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as it may be amended from time to time (the "Plan"), of Applicant and certain of its subsidiaries (collectively, the "Debtors"), copies of which are included as exhibits T3E-5 and T3E-6 to this application, the contingent value rights (the "New CVR Interests") pursuant to an agreement between Atkins Nutritionals Holdings, Inc. (after the Effective Date, "Reorganized Atkins Holdings") and a Trustee to be selected by Reorganized Atkins Holdings (the "CVR Agreement") to be executed by the Effective Date.

           The New CVR Interests are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's clam against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the New CVR Interests under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, New CVR Interests will be issued to the holders of the Allowed Second Lien Claims (Class
3) (as defined in the Plan) in satisfaction and discharge of their Claims (as defined in the Plan). A more complete description of the New CVR Interests will be provided in the CVR Agreement to be qualified under this Form T-3, which CVR Agreement will be filed by amendment to this application once it has been negotiated and drafted.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

           Set forth below are the affiliates of the Applicant prior to and after the Effective Date, including a list of all direct and indirect subsidiaries of the Applicant (collectively, the "Subsidiaries" and each, a "Subsidiary"). Each Subsidiary is wholly owned by the Applicant or a Subsidiary. As of the date of this application, it is expected that Atkins Nutritionals Holdings II, Inc. will be merged into the Applicant or dissolved on or around the Effective Date of the Plan. Other than such merger or dissolution, it is expected that after the Effective Date the corporate structure and equity ownership of the Subsidiaries will be unchanged.

                                                  Jurisdiction of Incorporation
             Affiliate                             or Qualification
             ---------                             ----------------

   Atkins Nutritionals Holdings II, Inc.             Delaware
   Atkins Nutritionals, Inc.                         New York
   Atkins Nutritionals (Canada) Limited              Canada
   Atkins Nutritionals Pty Ltd                       Australia
   Atkins International Limited                      England/Wales
   Atkins Nutritionals (United Kingdom) Limited      England/Wales

           Item 4 identifies those holders that have a greater than 10 percent interest in the voting securities of the Applicant prior to and after the Effective Date to the extent known. The directors and executive officers of the Applicant may be deemed to be affiliates of the Applicant by virtue of their position. Item 4 identifies the directors and executive officers of the Applicant prior to and after the Effective Date to the extent known.

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

           (a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. Except as otherwise noted below, the address for each director and officer listed below is c/o Atkins Nutritionals Holdings, Inc, 105 Maxess Road, Ste. N109, Melville, NY 11747.


         Name                           Office                                 Address
         ----                           ------                                 -------

         Mark Rodriguez                 President, Chief Executive Officer
                                        and Director
         Joseph Conklin                 Senior Vice President, General
                                        Counsel, Secretary and Director of
                                        Human Resources
         Rebecca Roof                   Interim Chief Financial Officer

         Jeff Powers                    Vice President, Customer Management
                                        and Sales
         Beth Neumann                   Vice President, Marketing

         Steve Galinski                 Vice President, Operations and
                                        Customer Support
         Matt Spolar                    Vice President, Product Technology

         Tamara Richardson              Senior Vice President, International
                                        and Business Development

         Paul Wolff                     Director                               77 Mile Common Rd.
                                                                               Easton, CT 06612

         Scott Kabak                    Director                               11 Longwood Rd.
                                                                               Sands Point, NY 11050

         Drew Sawyer                    Director                               Parthenon Capital
                                                                               75 State Street, 26th Floor
                                                                               Boston, MA 02109

         John Rutherford                Director                               Parthenon Capital
                                                                               75 State Street, 26th Floor
                                                                               Boston, MA 02109

         Muneer Satter                  Director                               Goldman Sachs
                                                                               B4900 Sears Tower
                                                                               Chicago, Illinois 60606

           (b) It is currently expected that Mark Rodriguez will continue to serve as a director on the Applicant's Board of Directors after the Effective Date. The other persons who shall serve as directors on the Applicant's Board of Directors as of the Effective Date will be selected no later than ten days prior to the date of hearing to confirm the Plan. It is expected that existing executive officers of the Applicant shall continue to serve in their current capacities after the Effective Date, except for Rebecca Roof, who is not expected to remain as an officer of the Applicant after the Effective Date.

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

           (a) Presented below is certain information regarding each person owning 10% or more of the voting securities of the Applicant as of the date of this application.


     Name and                                                                                         Percentage of Voting
Complete Mailing Address                    Title of Class Owned                Amount Owned            Securities Owned
------------------------                    --------------------                ------------            ----------------
Parthenon Investors II, L.P.               Series A Preferred Stock             1,506,027.07                   65.11%
200 State Street
Boston, MA 02109

Lean Investors, LLC                        Series A Preferred Stock                  386,500                   16.71%
85 Broad Street
Boston, MA 02109

Estate of Dr. Robert C. Atkins                   Common Stock                     458,055.12                   79.71%
Attn:  John P. Corrigan
1311 Mamaroneck Ave.
White Plains, NY 10605

           (b) The Applicant does not currently have the necessary information available to it to determine which holders will be holders of 10% or more of the voting securities of the Applicant as of the Effective Date.


                                  UNDERWRITERS

ITEM 6. UNDERWRITERS.

           (a) Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

           (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the CVR Agreement.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

           (a) (1) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of the date of this application. (The footnotes, which describe the voting rights with respect to the voting securities of the Applicant, are contained in subsection
(b) below.)


Title of Class                               Amount Authorized        Amount Outstanding
--------------                               -----------------        ------------------

Common Stock(1)                                  10,000,000                   574,640

Series A Convertible Preferred Stock(2)           2,313,000                 2,313,000

Series B Preferred Stock(3)                       1,000,000                 1,000,000

           (2) The following table sets forth certain information with respect to the authorized class of securities of the Applicant, to be authorized as of the Effective Date.

Title of Class             Amount Authorized        Amount Outstanding
--------------             -----------------        ------------------

New Common Stock(4)          15,000,000                10,000,000

           (b) (1) Each share of the Applicant's Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

           (2) Each share of the Applicant's Series A Convertible Preferred Stock entitles the holder thereof to one vote per share of common stock that the holder would own had such holder converted its shares of Series A Convertible Preferred Stock into shares of Common Stock, pursuant to the Certificate of Designation of the Series A Convertible Preferred Stock, on each matter submitted to a vote at all meetings of the Applicant's common stockholders. In addition, none of the Applicant, the Board of Directors or the stockholders of the Applicant shall approve, consent or ratify certain actions without the consent of a majority the outstanding shares of Series A Convertible Preferred Stock. These actions include: (i) issuance, reservation for issuance or authorization of any capital stock of the Applicant or any right or option to acquire shares of capital stock ranking pari passu with or senior to the shares of Series A Convertible Preferred Stock, or any increase or decrease in the authorized number of shares of Series A Convertible Preferred Stock; (ii) any amendment, modification or restatement of the Certificate of Incorporation, including the Certificate of Designation for Series A Convertible Preferred Stock, or the by-laws of the Applicant that would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of Series A Convertible Preferred Stock; (iii) any repurchase or redemption of any Junior Stock (as defined in the Certificate of Designation for Series A Convertible Preferred Stock) (other than the repurchase of capital stock from employees, officers, directors or consultants of the Corporation upon termination of employment or service); and (iv) any amendment to Section 6(b) of the Certificate of Designation for Series A Convertible Preferred Stock.

           (3) The holders of Series B Preferred Stock have no right to vote. However, none of the Applicant, the Board of Directors or the stockholders of the Applicant shall approve, consent or ratify certain actions without the consent of a majority the outstanding shares of Series B Preferred Stock. These actions include: (i) issuance, reservation for issuance or authorization of any capital stock of the Applicant or any right or option to acquire shares of capital stock ranking pari passu with or senior to the shares of Series B Preferred Stock, or any increase or decrease in the authorized number of shares of Series B Preferred Stock; (ii) any amendment, modification or restatement of the Certificate of Incorporation, including the Certificate of Designation for Series B Preferred Stock, or the by-laws of the Applicant that would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of Series B Preferred Stock; (iii) any repurchase or redemption of any Junior Stock (as defined in the Certificate of Designation for Series B Preferred Stock) (other than the repurchase of capital stock from employees, officers, directors or consultants of the Corporation upon termination of employment or service); and (iv) any amendment to Section 8(b) of the Certificate of Designation for Series B Preferred Stock.

           (4) As of the Effective Date, each share of New Common Stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of the holders of the Applicant's New Common Stock.

                            CVR AGREEMENT SECURITIES

ITEM 8.  ANALYSIS OF CVR AGREEMENT PROVISIONS.

           A more complete general description of certain provisions of the CVR Agreement to be qualified will be provided at such time as this application is amended to include, among other things, a copy of the CVR Agreement. The Plan currently contemplates that the New CVR Interests will be tradeable contingent value right interests distributed to holders of Allowed Class 3 Claims. The New CVR Interests will effectively increase the distribution that will be received by the holders of the New CVR Interests beyond that which they would receive on account of the pro rata share of the new common stock to be issued by Reorganized Atkins Holdings pursuant to the Plan ("New Common Stock") to provide fuller participation if certain values are realized in the event of a change of control transaction after the Effective Date. The CVR Agreement will provide that the New CVR Interests will be payable by Reorganized Atkins Holdings upon any of the following change of control transactions: (a) a merger or consolidation in which Reorganized Atkins Holdings or Atkins Nutritions Inc. (after the effective date, "Reorganized ANI") is a constituent corporation (except for a merger or consolidation with or into an affiliate of Reorganized Atkins Holdings or a merger or consolidation qualifying as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended),
(b) a sale of all or substantially all of the assets of Reorganized Atkins Holdings or Reorganized ANI, (c) the acquisition by a person or persons acting in concert of more than 80% of the then outstanding voting equity securities of Reorganized Atkins Holdings other than certain significant holders as of the Effective Date, or (d) a firm commitment underwritten public offering by Reorganized Atkins Holdings representing more than 25% of Reorganized Atkins Holdings then outstanding voting equity securities (giving effect to such public offering). In the case of a public offering that constitutes a change of control, payments, if any, to the holders of the New CVR Interests would be made in the form of Reorganized Atkins Holdings common stock, based upon the equity value of Reorganized Atkins Holdings implied by the initial public offering price.

           The total amount that will be distributed to the holders of the New CVR Interests will be zero in the event of a change of control transaction pursuant to which the implied value of the equity of the Reorganized Debtors (as defined in the Plan) is less than or equal to $115 million. Upon a change of control transaction pursuant to which the implied equity value of the Reorganized Debtors exceeds $115 million, the holders of the New CVR Interests will receive increasing levels of distributions of the proceeds of such transaction, up to a maximum percentage of the proceeds of such transactions, not to exceed 27.07% of the proceeds available to equity as a result of the transaction, in the aggregate, effectively resulting in increasing levels of dilution to the holders of the New Common Stock.

ITEM 9.  OTHER OBLIGORS.

           The Applicant's obligations with respect to the New CVR Interests will not be guaranteed by any other party.

CONTENTS OF APPLICATION FOR QUALIFICATION. THIS APPLICATION FOR QUALIFICATION COMPRISES--

          (a)  Pages numbered 1 to 10, consecutively (including an attached
               Exhibit Index).

          (b) The statement of eligibility and qualification of the Trustee under the CVR Agreement to be qualified.

          (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

             Exhibit T3A-1*      Amended and Restated Articles of Incorporation
                                 of Applicant (including Certificates of
                                 Designations for Series A Convertible Preferred
                                 Stock and Series B Preferred Stock.

             Exhibit T3B-1*      Amended and Restated Bylaws of Applicant.

             Exhibit T3C**       Form of CVR Agreement between Applicant and the
                                 Trustee.

             Exhibit T3D         Not Applicable.

             Exhibit T3E-1*      Disclosure Statement for Debtors' Joint Plan of
                                 Reorganization, dated August 24, 2005.

             Exhibit T3E-2*      Debtors' Joint Plan of Reorganization Under
                                 Chapter 11 of the Bankruptcy Code, dated August
                                 24, 2005.

             Exhibit T3E-3*      First Amended Disclosure Statement for Debtors'
                                 Joint Plan of Reorganization, dated September
                                 30, 2005.

             Exhibit T3E-4*      Debtors' First Amended Joint Plan of
                                 Reorganization Under Chapter 11 of the
                                 Bankruptcy Code, dated September 30, 2005.

             Exhibit T3E-5*      Second Amended Disclosure Statement for
                                 Debtors' Joint Plan of Reorganization, dated
                                 November 16, 2005.

             Exhibit T3E-6*      Second Debtors' Amended Joint Plan of
                                 Reorganization Under Chapter 11 of the
                                 Bankruptcy Code, dated November 16, 2005.

             Exhibit T3F**       Cross reference sheet showing the location in
                                 the CVR Agreement of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

             Exhibit T3G**       Statement of eligibility and qualification of
                                 the Trustee on Form T-1.

-----------------------------
*        Filed herewith.
**       To be filed by amendment.

                                    SIGNATURE

           Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Atkins Nutritionals Holdings, Inc., a Delaware corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Melville, and State of New York, on the 17th day of November, 2005.


                                ATKINS NUTRITIONALS HOLDINGS, INC.

                                By:       /s/ Joseph Conklin
                                         ---------------------------------------
                                Name:    Joseph Conklin
                                Title:   Senior Vice President, General Counsel,
                                         Secretary and Director of Human
                                         Resources


Attest:   /s/ Matt Spolar
         ----------------------------------
Name:    Matt Spolar
Title:   Vice President, Product Technology

                                  Exhibit Index
                                  -------------


Exhibit No.           Description
-----------           -----------

Exhibit T3A-1*        Amended and Restated Articles of Incorporation of
                      Applicant (including Certificates of Designations for
                      Series A Convertible Preferred Stock and Series B
                      Preferred Stock.

Exhibit T3B-1*        Amended and Restated Bylaws of Applicant.

Exhibit T3C**         Form of CVR Agreement between Applicant and the Trustee.

Exhibit T3D           Not Applicable.

Exhibit T3E-1*        Disclosure Statement for Debtors' Joint Plan of
                      Reorganization, dated August 24, 2005.

Exhibit T3E-2*        Debtors' Joint Plan of Reorganization Under Chapter 11 of
                      the Bankruptcy Code, dated August 24, 2005.

Exhibit T3E-3*        Amended Disclosure Statement for Debtors' Joint Plan of
                      Reorganization, dated September 30, 2005.

Exhibit T3E-4*        Debtors' Amended Joint Plan of Reorganization Under
                      Chapter 11 of the Bankruptcy Code, dated September 30,
                      2005.

Exhibit T3E-5*        Second Amended Disclosure Statement for Debtors' Joint
                      Plan of Reorganization, dated November 16, 2005.

Exhibit T3E-6*        Second Debtors' Amended Joint Plan of Reorganization Under
                      Chapter 11 of the Bankruptcy Code, dated November 16,
                      2005.

Exhibit T3F**         Cross reference sheet showing the location in the CVR
                      Agreement of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                      Indenture Act of 1939.

Exhibit T3G**         Statement of eligibility and qualification of the Trustee
                      on Form T-1.


-------------------
*        Filed herewith.
**       To be filed by amendment.


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